UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)

Under the Securities Exchange Act of 1934

IMPACT MEDICAL SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45257K100
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark Billings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A

6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 755,714

	8.	Shared Voting Power
0
	9.	Sole Dispositive Power 755,714

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
755,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
3.82%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Impact Medical Solutions, Inc., a Delaware corporation, whose principal executive offices are located at 17011 Beach Boulevard, Suite 900, Huntington Beach, CA, 92647 (the “Issuer”).

Item 2.     Identity and Background.

(a) The name of the reporting person is Mark Billings (the “Reporting Person”).

(b) The business address of the Reporting Person is 2020 University Street, Suite 2000, Montreal, Quebec, H3A 2A5, Canada.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

President
Orex Explorations Inc.
2020 University Street
Suite 2000
Montreal, Quebec
H3A 2A5

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None

(f)           Citizenship:

Canadian

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2008, the Company entered into a Strategic Management Advisory and Consulting Agreement (described below) with Mr. Billings. On February 18, 2009, the Company issued 328,571 shares of common stock to Mr. Billings in consideration for entering into the Agreement wherein Mr. Billings has agreed to provide the Company with his strategic management and financial expertise and also to provide various services in business development and corporate reorganization. The Company issued the shares to Mr. Billings under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) promulgated thereunder due to the fact that such issuance did not involve a public offering of securities.

Item 4. Purpose of Transaction

None

Item 5. Interest in Securities of the Issuer

(a)           Aggregate number and percentage of the class of securities beneficially owned:

755,714 shares of Common Stock which represents approximately 3.82% of the issued and outstanding Common Stock of the Company based on 19,778,466 shares of Common Stock issued and outstanding shares of the Company’s common stock on February 18, 2009.

(b)           Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote:	755,714 shares
Shared Power to Vote	0
Sole Power to Dispose:	755,714 shares
Shared Power to Dispose:	0

(c)           Transactions in the securities effected during the past sixty days:

Issuance of 427,143 shares of Common Stock on December 30, 2008.
Issuance of 328,571 shares of Common Stock on February 18, 2009.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Consultancy Agreement

On December 9, 2008, the Company entered into a Strategic Management Advisory and Consulting Agreement (the “Agreement”) with Mr. Billings.

Services:

Pursuant to the terms of the Agreement, Mr. Billings has agreed to offer strategic management and financial expertise and services in business development and corporate reorganization and to suggest financial structures and linked strategies, including but not limited to the field of mergers and acquisitions.

Term:

The Company has retained Mr. Billings as its non-exclusive exclusive agent for a term of one (1) year, which is renewable at the option of the Company for an additional one (1) year.

Compensation:

In consideration for services rendered by Mr. Billings to the Company under the Agreement, the Company has agreed to pay Mr. Billings $11,500 per month plus the applicable taxes, payable in advance the first day of the month.

Expenses and other fees:

All expenses incurred by Mr. Billings and authorized by the Company in relation with services rendered by Mr. Billings pursuant to the Agreement will be paid by the Company on presentation of an expense report on a monthly basis.

A copy of the Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated by reference herein.

On February 18, 2009, the Company issued 328,571 shares of common stock to Mr. Billings in consideration for entering into the Agreement wherein Mr. Billings agreed to provide the Company with his strategic management and financial expertise and also to provide various services in business development and corporate reorganization. The Company issued the shares to Mr. Billings under the exemptions from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) promulgated thereunder due to the fact that such issuance did not involve a public offering of securities.

Acknowledgement of Modified Terms of Consulting Agreement

On December 16, 2008, the Company and Mr. Billings entered into an Acknowledgement of Modified Terms of Consulting Agreement wherein the Company agreed to issue 328,571 shares of common stock to Mr. Billings upon the consummation of a minimum of a $1,000,000 private placement of securities.

A copy of the agreement is filed as Exhibit 10.2 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

10.1	Strategic Management Advisory & Consulting Agreement, dated December 9, 2008, between Impact Medical Solutions, Inc. and Mark Billings

10.2	Acknowledgment of Modified Terms of Consulting Agreement, dated December 16, 2008, between Impact Medical Solutions, Inc. and Mark Billings

SIGNATURE

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

February 19, 2009	By: /s/ Mark Billings Mark Billings